SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F     X            Form 40-F
                                 ---                       ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                             ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated March 16, 2004, announcing that its common shares have been approved for trading on the NASDAQ National Market. Trading will begin on the NASDAQ National Market on March 18, 2004, under the ticker symbol "WHRT".

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

       World Heart Corporation to be Traded on the NASDAQ National Market

Ottawa, Ontario - March 16, 2004: (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation (WorldHeart or the Company) announced today that its common shares have been approved for trading on the NASDAQ National Market. Trading will begin on the NASDAQ National Market on March 18, 2004 under the ticker symbol "WHRT". The shares will no longer trade on the Over-The-Counter-Bulletin-Board ("OTCBB") system.

Roderick M. Bryden, WorldHeart President and CEO commented, "Our NASDAQ National Market listing will allow us to bring increased liquidity to our shareholders. Also it will allow us to broaden our shareholder base in the United States by making WorldHeart shares available to institutional investors who presently might only invest in companies listed on a major stock market".

WorldHeart continues to be listed on the Toronto Stock Exchange (TSX) under the ticker symbol "WHT".

About World Heart Corporation:
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.



Contact Information:
Judith Dugan
World Heart Corporation
(613) 226-4278
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  March 16, 2004              By:      /s/ Mark Goudie
                                           -------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer